EA Series Trust
3803 West Chester Pike, Suite 150
Newtown Square, PA 19073

September 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”) Terra Firma Realty Innovation ETF (the “Fund”) File Nos. 333-195493; 811-22961

To whom it may concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of this series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession No.
437	1/31/2025	485APOS	0001592900-25-000260
470	4/15/2025	485BXT	0001592900-25-000919
486	5/14/2025	485BXT	0001592900-25-001120
503	6/10/2025	485BXT	0001592900-25-001523
510	7/10/2025	485BXT	0001592900-25-001773
521	8/7/2025	485BXT	0001592900-25-002040

If you have any questions, please do not hesitate to contact me at (617) 290-8738.

Sincerely,

/s/ Michael Barolsky
Michael Barolsky
Vice President & Secretary